UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR ATTENDANCE AT THE EXTRAORDINARY GENERAL MEETING July 02, 2026 1 MANAGEMENT INVITATION INFORMAÇÕES SOBRE A ORDEM DO DIA I TEMPLATE OF POWER OF ATTORNEY 3 ATTENDANCEAT THE MEETING II RÉSUMÉ OF THE CANDIDATES EXHIBITS: 2 CALL NOTICE 4 INFORMATION ABOUT THE AGENDA 3 1. MANAGEMENT INVITATION DearShareholder, ItiswithgreatpleasurethatIinviteyou,ashareholderofSantanderBrasil,toparticipateinourExtraordinaryGeneralMeeting(“EGM”). ThisManualwaspreparedtoassistyouinunderstandingthematterspresented,providingaconsciousandreasoneddecision-makingprocess,anticipatingpossibleclarificationsandvotingguidelines. Inordertofacilitateyouranalysisandappreciationofthematterstoberesolved,thisManualincludestheinformationmadeavailableinadditiontotheCallNotice. ThisManualmustbereadtogetherwiththeManagementProposalandotherdocumentsrelatedtoourGeneralMeeting,availableontheCompany'sinvestorrelationswebsite(www.ri.santander.com.br),ontheCVMwebsite(www.cvm.gov.br)andontheB3website(www.b3.com.br). Weareatyourdisposaltoclarifyanyquestionsthroughtheemailsacionistas@santander.com.brorientedatnon-financialindividualandcorporateinvestorsandri@santander.com.brforinstitutionalinvestors. WehopethatthisManualfulfillsitspurposeinassistingyourdecisionmaking.YourparticipationisessentialfortheCompany. Avenida Presidente Juscelino Kubitschek nº 2041 –mezanino, Vila Nova Conceição, São Paulo/SP 07/02/2026 3:00 P.M. (BRT) Local: Date & Time: 4 2. CALL NOTICE BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company of Authorized Capital CNPJ/MF 90.400.888/0001-42 -NIRE 35.300.332.067 CALLNOTICE–EXTRAORDINARYGENERALMEETING-ShareholdersareherebyinvitedtoattendtheExtraordinaryGeneralMeeting("EGM")tobeheldonJuly02,2026,at3:00P.M.,attheCompany'sheadquarters,locatedatAvenidaPresidenteJuscelinoKubitscheknº2041–mezzanine,VilaNovaConceição,SãoPaulo/SP,toresolveonthefollowingAgenda: (a) FIXthenumberofmembersthatwillcomposetheBoardofDirectorsoftheCompany ; (b) ELECTtwo(2)newmemberstocomposetheCompany'sBoardofDirectors;and (c)Asaresultoftheresolutioninthepreviousitem,CONFIRMthecompositionoftheCompany'sBoardofDirectors. ObservationsforparticipationandVotingduringtheMeeting ParticipationintheMeeting:Shareholders,theirlegalrepresentativesorattorneys-in-factmayparticipateintheMeetinginanyofthefollowingways: Inperson-TheshareholdersortheirlegalrepresentativesshallpresentthemselvesfortheEGMwiththeappropriateidentitydocuments.Intheeventofrepresentationofashareholderbyanattorney-in-fact,shareholdersshallprovidetheCompanywithapowerofattorneygrantedaccordingtotheapplicablelaw,tobedeliveredattheCompany'sHeadquarters,atleastseventy-two(72)hoursbeforetheEGMisheld; RemoteVotingBallot:theCompanyimplementedtheremotevotingsystempursuanttoCVMResolution81/22,asamended,enablingourShareholderstosendremotevotingballotsdirectlytotheCompany,tothebookkeeperorthroughtheirrespectivecustodianagents,inaccordancewiththeproceduresdescribedintheGeneralMeetingParticipationManual.AsprovidedforinArticle5,§4,ofCVMResolutionNo.81/22,withtheamendmentsintroducedbyCVMResolutionsNo.59/21and204/24,theCompanyunderstandsthatholdingtheEGMinpersonallowsforacloserenvironmentbetweenshareholdersandtheattendingCompany'smanagement,facilitatingtheclarificationofdoubtsandthediscussionofrelevantmatters,enablingacloserenvironmenttodeliberationsanddecision-making.Inaddition,itensuresgreatersecurityinthetransmissionofinformation,avoidingrisksassociatedwithtechnicalorcyberfailures. 5 2. CALL NOTICE Inthissense,theCompanyrecommendsandencouragestheparticipationofitsshareholdersinitsMeetings,usingthevariousparticipationchannelsmadeavailable,whetherthroughtheuseofremotevotinginstruments,throughtheavailableelectronicmeansorevenbysendingwrittenvotestotheCompanyorgrantingstandardizedproxieswithvotinginstructions,inaccordancewiththeinstructionsmadeavailableintheManagementProposalfortheExtraordinaryGeneralMeetingofJuly02,2026. General Instructions 1.AsprovidedinCVMResolutionNo.70/22,theminimumpercentageofparticipationinthevotingcapitalrequiredfortheapplicationofthecumulativevotingprocess(processodevotomúltiplo)fortheelectionofthemembersoftheBoardofDirectorsisof5%;2.Asprovidedin§2ofarticle161ofLawNo.6,404/76andart.4ofCVMResolutionNo.70/22,theinstallationofaFiscalCouncilbytheGeneralMeetingshalloccurattherequestofshareholdersrepresentingatleast2%(twopercent)ofthecommonshares,or1%(onepercent)ofpreferredshares;and 3.ThedocumentsrelatedtothematterstobeexaminedandresolvedattheEGMareavailabletoshareholders(i)attheCompany'sheadquarters,atAvenidaPresidenteJuscelinoKubitschek,nº2041,WtorreJK,9thfloor-CorporateLegalDepartment,wheretheycanbeconsultedonbusinessdays,from10:00a.m.until4:00p.m.,andonitsinvestorrelationswebsite (www.ri.santander.com.br–atCorporateGovernance>>MinutesoftheMeeting);(ii)onthewebsiteoftheCVM–ComissãodeValoresMobiliários(www.cvm.gov.br)and(iii)onthewebsiteofthestockexchangeB3S.A.-Brasil,Bolsa,Balcão( http : //www . b 3 . com . br ). SãoPaulo,June02,2026 DeborahSternVieitas ChairwomanoftheBoardofDirectors 6 3. ATTENDANCE AT THE MEETING SantanderBrasilshareholdersmayparticipateintheEGMinpersonorbyproxy,asspecifiedinitem3.2beloworevenbyRemoteVotingBallot.ShareholderswillberequiredtoprovidethefollowingdocumentstoparticipateintheEGM. 3.1.In-personParticipation SantanderBrasilshareholdersmayparticipateintheEGMbyattendingtheplacewhereitwillbeheldanddeclaringtheirvote,accordingtothetypesofsharestheyown(commonand/orpreferred),andthematterstobevotedon. Corporateshareholders,suchascompaniesandinvestmentfunds,shallberepresentedinaccordancewiththeirArticlesofAssociation,ArticlesofOrganizationorBylaws,deliveringdocumentsprovingtheregularityoftherepresentation,accompaniedbytheMinutesoftheelectionoftheManagers,ifapplicable,attheplaceandtermindicatedintheitembelow.PriortotheEGM,theshareholdersshallsigntheAttendanceBook.ShareholderswithoutvotingrightsmayattendtheEGManddiscussallmatterssubmittedforresolution. Individual: • identity document with photo (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy) Legal entity: • corporate documents that prove the legal representation of the shareholder (original or copy) • legal representative's identity document with photo (original or copy) Investmentfund: • identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy) • simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) 7 3. ATTENDANCE AT THE MEETING 3.2.ParticipationbyProxyTheshareholdermayberepresentedattheEGMbyanattorney-in-fact,dulyappointedunderapublicorprivateinstrument,andpursuanttoarticle126,§1oftheCorporationsAct,theattorneys-in-factshallhavebeenappointedlessthanone(1)yearago,andtheyshallbe(i)shareholdersoftheCompany,(ii)managersoftheCompany,(iii)lawyers,or(iv)financialinstitutions,withtheinvestmentfund’smanagerbeingresponsibleforrepresentingthequotaholders. TheoriginalsorcopiesofthedocumentsmentionedabovemaybedeliveredattheCompany'sprincipalplaceofbusinessbythetimetheEGMisheld. However,inordertofacilitateshareholders'accesstotheEGM,werecommendthatthedeliveryofsuchdocumentsbemadeatleastseventy-two(72)hoursbeforetheEGMisheld. Inthecaseofsubmittalofdocumentsviaemail,werequestthattheshareholdercontacttheCompany,sothattheoriginalsorcopiescanbedeliveredbythedaytheEGMisheld. IncasetheShareholderisunabletoattendtheEGMorcannotyetberepresentedbyanattorney-in-factofhis/her/theirchoice,theCompanywillmakeavailableanattorney-in-facttovotefortheshareholder,inaccordancewithhis/her/theirvotinginstructions,accordingtothepowerofattorneytemplateinExhibit1tothisManual. Furthermore,itshouldbenotedthatinadditiontothepowerofattorney,theshareholdershallforwardthedocumentsrequiredbytheCompanytoparticipateintheEGM,asprovidedforinitem3above. ThedocumentsshallbedeliveredattheCompany’sprincipalplaceofbusiness,atAvenidaPresidenteJuscelinoKubitschek,No.2041–BlocoA-VilaNovaConceição-SãoPaulo–SP,26thfloor–InvestorRelations,email:ri@santander.com.br. 3.3.RemoteVotingParticipation Pursuanttoarticles26etseq.ofCVMResolutionNo.81/22,theCompany'sshareholdersmayalsovoteatshareholders’meetingsbymeansofremotevoting,tobeformalizedthroughthe“remotevotingballot”(“Ballot”),thetemplateofwhichisavailableintheCorporateGovernanceareaoftheCompany’sInvestorRelationswebsite(www.ri.santander.com.br),oronthewebsiteoftheBrazilianSecuritiesandExchangeCommission–CVM(http://sistemas.cvm.gov.br/?CiaDoc). Theshareholderthatchoosestoexercisehis/her/theirvotingrightsremotelyshalldosobyoneoftheoptionsdescribedbelow: 8 3. ATTENDANCE AT THE MEETING (I)SubmittaloftheBallottoCustodyagentsorCentralDepository TheShareholderthatchoosestocastremotevotingthroughhis/her/itsrespectivecustodianagent(“Custodian")musttransmittheirvotinginstructionsinaccordancewiththerulesdeterminedbytheCustodian,whowillforwardsaidvotingstatementstotheCentralDepositoryofB3S.A.–Brasil,Bolsa,BalcãoordirectlyforwardthevotinginstructionstotheCentralDepositoryinaccordancewiththerulesdeterminedbyB3S.A.–Brasil,BolsaBalcão.ShareholdersmustcontacttheirrespectiveCustodiansandCentralDepositorytochecktheproceduresestablishedbythemforissuingvotinginstrutionsviaballot,aswellasthedocumentsandinformationrequiredforthispurpose. TheShareholdershallconveytheinstructionsforcompletionoftheBallottohis/her/theirCustodyagentsby06/29/2026(including),unlessdefinedotherwisebythem. (II)SubmittaloftheBallotbytheShareholdertotheBookkeeper TheShareholderwhochoosestocasttheremotevotethroughtheCompany'sBookkeepershallobservethefollowinginstructions,sothattheBallotcanbedeemedvalidandthevotesarecounted: (i)allfieldsshallbedulycompleted; (ii)allpagesshallbeinitialed; (iii)thelastpageshallbesignedbytheShareholderorhis/her/theirlegalrepresentative(s),asapplicable,andinaccordancewiththeapplicablelegislation. ThesamedocumentslistedatthebeginningofthissectionforIndividuals,LegalEntitiesandInvestmentFundsmustbesenttotheBookkeeperby06 /29/2026(including)(i)atthefollowingaddress:BancoSantander(Brasil)S.A.–Shareholders–BookkeepingofShares–RuaAmadorBueno,474–2ndfloor–Setorvermelho-SantoAmaro–SãoPaulo/SP–CEP04752-005;or(ii)viaemail,totheelectronicaddressacoes@santander.com.br. Afterreceivingthedocuments,theBookkeeper,withinthree(3)days,willinformtheShareholderregardingthereceiptofthedocumentsandtheiracceptance.Ifthesubmitteddocumentationisnotconsideredsuitable,theBallotshallbeconsideredinvalid,andtheShareholdermayregularizeitby06/29/2026(including). RemotevotingballotsreceivedbytheBookkeeperafter06/29/2026shallbedisregarded. 9 3. ATTENDANCE AT THE MEETING (III)SubmittaloftheremotevotingballotdirectlytotheCompany TheShareholderwhochoosestocasttheremotevotethroughtheCompanyshallobservethefollowinginstructions,sothattheBallotcanbedeemedvalidandthevotesarecounted: (i)allfieldsshallbedulycompleted; (ii)allpagesshallbeinitialed; (iii)thelastpageshallbesignedbytheShareholderorhis/her/itslegalrepresentative(s),asapplicable,andinaccordancewiththeapplicablelegislation. ThesamedocumentslistedatthebeginningofthissectionforIndividuals,LegalEntitiesandInvestmentFundsmustbesenttotheCompanyby06/29/2026(including)(i)atthefollowingaddress:BancoSantander(Brasil)S.A.–RelaçõescomInvestidores–AvenidaPresidenteJuscelinoKubitscheck,2041–26ºandar–VilaNovaConceição–SãoPaulo/SP–CEP04543-011;or(ii)viaemail,totheelectronicaddressri@santander.com.br. Afterreceivingthedocuments,theCompany,withinthree(3)days,willinformtheShareholderregardingthereceiptofthedocumentsandtheiracceptance.Ifthesubmitteddocumentationisnotconsideredsuitable,theBallotshallbeconsideredinvalid,andtheShareholdermayregularizeitby06/ 29/2026(including). RemotevotingballotsreceivedbytheBookkeeperafter06 /29/2026shallbedisregarded. 10 3. ATTENDANCE AT THE MEETING GeneralInformation: InaccordancewithArticle44ofCVMResolutionNo.81/22,theCentralDepositoryofB3S.A.-Brasil,Bolsa,Balcão,uponreceivingthevotinginstructionsfromtheshareholdersthroughtheirrespectivecustodyagentsshalldisregardanydiverginginstructionsirelationtothesameresolutionthathasbeenissuedbythesameCPForCNPJregistrationnumber;and Uponterminationofthedeadlineforremotevoting,inotherwords,from06/30/2026,theshareholderwillnotbeabletochangethevotinginstructionsalreadysent,exceptifattendingtheShareholders'Meetingorrepresentedbypowerofattorney,uponexpressrequestfordisregardofthevotinginstructionssentthroughtheBallot,beforetherespectivematter(s)issubjecttovoting. ADSholders HoldersofAmericanDepositaryShares(ADSs)shallbegiventherighttovoteonthematterslistedontheAgenda,subjecttothesamecriteriaappliedinrelationtonationalinvestors,accordingtothetypeofshares(commonorpreferred)onwhichtheirADSsarebacked.ADSholderswillbedulyinstructedbyTheBankofNewYorkMellon,depositoryinstitutionforADSsbackedbySantanderBrasilshares. 11 4. INFORMATIONS ABOUT THE AGENDA I- FIXthenumberofmembersthatwillcomposetheBoardofDirectorsoftheCompany Pursuanttotheparagraph1ofarticle14oftheCompany'sBylaws,attheGeneralMeetingwhosepurposeistoresolveontheelectionofmembersoftheBoardofDirectors,theshareholdersshallinitiallyestablishtheeffectivenumberofmembersoftheBoardofDirectorstobeelected. Inthissense,thecontrollingshareholdersproposethatthenumberofmemberstocomposetheBoardofDirectorsforthetermuntiltheinvestitureofthoseelectedatheCompany'sOrdinaryGeneralMeetingof2027befixedat13(thirteen)members. II- ELECTtwo(2)newmemberstocomposetheCompany'sBoardofDirectors Aftercomplyingwiththeapplicablegovernanceapprovals,withafavorableopinionfromtheNominatingandGovernanceCommittee,theCompanyproposestotheEGMtheelectionforasupplementarytermthatwillremainineffectuntiltheinvestitureofthoseelectedattheCompany'srdinaryGeneralMeetingof2027,thefollowingcandidatesappointedbythecontrollingshareholderstocomposetheCompany'sBoardofDirectors: InformationregardingtheelectionoftheCompany'sBoardofDirectorsmember,pursuanttoArticle11ofCVMResolution81/22,canbefoundintheManagementProposalontheCompany'sinvestorrelationswebsite(www.ri.santander.com.br),ontheCVMwebsite(www.cvm.gov.br)andontheB3website(www.b3.com.br). Name Position Márcio de Andrade Schettini Independent Director Oscar Rodríguez Herrero Independent Director III- Asaresultoftheresolutioninthepreviousitem,CONFIRMthecompositionoftheCompany'sBoardofDirectors. Oncethepreviousitemisapproved,theManagementproposesconfirmationofthecompositionoftheCompany'sBoardofDirectorswithatermofofficethatwillbeinforceuntiltheinvesttureofthoseelectedattheCompany's2027OrdinaryGeneralMeeting,whichis: Name Position Deborah Stern Vieitas Chairwoman(Independent) Javier Maldonado Trinchant Vice-Chairman Antonio Carlos Quintella Independent Director Cristiana Almeida Pipponzi Independent Director Cristina San Jose Brosa Director Deborah Patricia Wright Independent Director Ede Ilson Viani Director Márcio de Andrade Schettini (*) Independent Director Mario Roberto Opice Leão Director Nitin Prabhu Director Oscar Rodríguez Herrero (*) Independent Director Pedro Augusto de Melo Independent Director Vanessa de Souza Lobato Barbosa Director (*) With term of office pending approval from the Brazilian Central Bank. Exhibits 13 EXHIBIT I –POWER OF ATTORNEY TEMPLATE POWER OF ATTORNEY [SHAREHOLDER],[QUALIFICATION](“Grantor”),appointsashis/her/itsattorneys-in-factMessrs.CAROLINASILVIAALVESNOGUEIRATRINDADE,Brazilian,married,registeredwithOAB/RJunderno.182.414andundertheCPF/MFunderno.124.143.167.13;andRAFAELTRIDICOFARIA,Brazilian,married,registeredwithOAB/SP358.447andundertheCPF/MFunderno.409.544.508-41,bothofthemlawyers,withcommercialaddressintheCapitalCityoftheStateofSãoPaulo,atAvenidaPresidenteJuscelinoKubitschekNos.2041-BlocoA-VilaNovaConceição(“Grantees”)torepresent,collectivelyorindividually,regardlessoftheorderofappointment,theGrantor,asshareholderofBancoSantander(Brasil)S.A.("Company"),attheCompany'sExtraordinaryGeneralMeetingtobeheld,onfirstcall,onJuly02,2026,at3:00PM,attheCompany'sprincipalplaceofbusiness,atAvenidaPresidenteJuscelinoKubitschekNo.2041-mezzanine,VilaNovaConceição,SãoPaulo/SP,andifnecessaryonsecondcall,onadatetobeinformedinduecourse,towhompowersaregrantedtoattendthemeetingandvote,onbehalfoftheGrantor,inaccordancewiththevotingguidelinessetforthbelowforeachoftheitemsontheAgenda: (a)FIXthenumberofmembersthatwillcomposetheBoardofDirectorsoftheCompany. ()Infavor()Against()Abstention (b)ELECTtwo(2)newmemberstocomposetheCompany'sBoardofDirectors. ()Infavor()Against()Abstention (c) Asaresultoftheresolutioninthepreviousitem,CONFIRMthecompositionoftheCompany'sBoardofDirectors. ()Infavor()Against()Abstention TheGranteesareherebyauthorizedtoabstainfromanyresolutionoractforwhichtheyhavenotreceived,attheirdiscretion,sufficientlyspecificvotingguidelines.TheGrantorshallholdtheGranteesaboveharmlessandfreefromanyandallclaims,disputes,demands,losses,ordamages,ofanynature,arisingfromthefulfillmentofthisinstrument,exceptincasesofactsperformedinanabusiveandexcessivemanner,pursuanttothelegislationineffect. This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above. [Location], [day] of [month] 2026. _____________________________________________ [Signature of the Party] 14 EXHIBIT II –RÉSUMÉ OF THE CANDIDATES Márcio de Andrade Schettini Mr. Schettini is Brazilian, born on May 22, 1964. He holds a bachelor’s degree in Electrical Engineering and a master’s degree in Business Administration from PUC-Rio, where he also specialized in systems and mathematical modeling. He also holds a master’s degree in Finance from SOAS, University of London, and completed the Owner/President Management (OPM) program at Harvard University. He is the Founding Partner and CEO of CorujaCapital, a financial services firm focused on providing integrated solutions for companies and their owners. He has more than three decades of experience in the financial sector, with a career at Itaú Unibanco, where he served as CEO of the Retail Division, member of the Executive Committee and the Senior Committee, as well as COO of technology and operations, and participated in digital banking initiatives, includingthe launch of iti. At CorujaCapital, he leads the expansion of the business into a broader financial services platform, including private equity and credit. 15 EXHIBIT II –RÉSUMÉ OF THE CANDIDATES Oscar Rodríguez Herrero Mr. Rodríguez is Spanish, born on October 4, 1971. He holds a degree in Business Administration from CUNEF (Spain) and an MBA from the Kellogg School of Management (Northwestern University). He serves as an Independent Board Member at the National Bank of Greece and served from 2024 to 2026 as an Independent Board Member of XP Inc., where also participated on the Audit, Risk, and Strategy Committees, with a strong role in risk oversight. He is also a Senior Advisor at Cambridge Family Enterprise Group, advising family businesses on governance, strategy, and portfolio optimization. He previously servedas an Independent Advisor to the Board and Executive Risk Committees at Nubank, contributing to risk appetite definition and the strengthening of risk management practices. At Santander Group, he held senior leadership roles, including Chief Risk Officer of Global Corporate Banking and Executive Vice President at Banco Santander Brasil in the period between 2008 and 2015, with responsibilities over large credit portfolios and risk governance. He began his career at McKinsey & Company, working on strategic and operational projects.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 2, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer